SECU 15045033 ON

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH

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SEC FILE NUMBER
8- 68904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/25/2012 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CanAm Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Pine Street, 20th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Felicia Ann Imperatore~~ 646-825-8702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/19/15

2/19/15

OATH OR AFFIRMATION

I, Felicia Ann Imperatore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CanAm Investor Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MING-FANG CHEN
NOTARY PUBLIC
NO. 01CH6265894
QUALIFIED IN KINGS COUNTY
COMM. EXP. 07/23/2016
STATE OF NEW YORK

[signature]
Signature

Title
CEO & COO

[signature] 2/10/14
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT AUDITORS' REPORT

To the Shareholder
CanAm Investor Services LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CanAm Investor Services LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CanAm Investor Services LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our Audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages 12 and 13 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules on pages 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2014

CanAm Investor Services LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Current Assets		
Cash and cash equivalents	$	125,185
Total Current Assets		125,185
Other Assets		
Prepaid expenses		12,157
Total Other Assets		12,157
Total Assets	$	137,342
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	35,479
Due to affiliate		38,886
Total current liabilities		74,365
Members' Equity		62,977
	$	137,342

See accompanying notes to financial statements.

CanAm Investor Services LLC
STATEMENT OF OPERATIONS
For the Period from October 25, 2012 (commencement of operations) through December 31, 2013

Expenses		
Professional fees	$	144,807
Travel and entertainment		23
Regulatory fees		3,215
Occupancy		21,750
Registration fees		3,924
Office and communications		134,453
Other		2,754
Net loss	$	(310,926)

See accompanying notes to financial statements.

CanAm Investor Services LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from October 25, 2012 (commencement of operations) through December 31, 2013

Members' equity, beginning of year	$	23,903
Additions		350,000
Net Loss		(310,926)
Members' equity, end of year	$	62,977

See accompanying notes to financial statements.

CanAm Investor Services LLC
STATEMENT OF CASH FLOWS
For the Period from October 25, 2012 (commencement of operations) through December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(310,926)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Prepaid expenses		(9,392)
Accounts payable and accrued expenses		(2,686)
NET CASH USED BY OPERATING ACTIVITIES		(323,004)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Contributions to capital		350,000
NET DECREASE IN CASH		26,996
Cash at October 25, 2012		98,189
Cash at December 31, 2013	$	125,185

See accompanying notes to financial statements.

CANAM INVESTOR SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 - Nature of Operations

CANAM INVESTOR SERVICES LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC. The Company was organized as a single member limited liability company principally to engage in private placement activity (Reg D) and is a registered broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) effective October 25, 2012.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 4 - Commitments

The Company leases office space under an Agreement of Sublease made on August 1, 2012 through September 30, 2015.

Rent expense for the year ended December 31, 2013 was approximately $17,400.

Note 5 - Net Capital Requirement

At December 31, 2013, the Company's net capital was approximately $50,820 which was approximately $45,820 in excess of its minimum requirement of $5,000 SEC Rule 15C3-1.

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Note 6 - Fair Value

The Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures" (effective January 1, 2008) for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Note 6 - Fair Value (continued)

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

CanAm Investor Services LLC
SUPPLEMENTAL INFORMATION
December 31, 2013

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total members' equity	$	62,977
Less nonallowable assets		
Other assets		(12,157)
Net capital	$	50,820
Aggregate indebtedness	$	74,365
Computed minimum net capital requir (12.5% of aggregate indebtedness)	$	4,958
Minimum net capital requirement (under SEC Rule 15c3-1)	$	5,000
Excess net capital (under SEC Rule 15c3-1)	$	45,820
Percentage of aggregate indebtedness to net capital $74,365 / $50,820		146.3%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
CanAm Investor Services LLC

In planning and performing our audit of the financial statements of CanAm Investor Services LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procures that accomplish the objectives referred to in the second paragraph of this report by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Ace to 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2014